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INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Post-Effective Amendment No. 17 to Registration Statement No. 033-63731 of Hartford Life and Annuity Insurance Company ICMG Registered Variable Life Separate Account One on Form N-6, of our report dated March 26, 2003 of Hartford Life and Annuity Insurance Company relating to the statutory financial statements as of and for the year ended
December 31, 2002, and of our report dated February 21, 2003 of Hartford Life and Annuity Insurance Company ICMG Registered Variable Life Separate Account One relating to the financial statements as of and for the year ended December 31, 2002, appearing in the Statement of Additional Information, which is a part of such Registration Statement, and to the reference to us under the headings "Experts" in such Statement of Additional Information.



Deloitte & Touche LLP
Hartford, Connecticut
December 4, 2003